Exhibit (a)(1)(C)
Announcement Email
May 19, 2009
Subject: Offer to Exchange Certain Outstanding Stock Options and SARs for New SARs
Dear [Eligible Participant]:
          Liberty Global, Inc. (“LGI”) is offering eligible employees and consultants of LGI and its subsidiaries the opportunity to exchange (the “Exchange Offer”) some or all of their stock options and stock appreciation rights for LGI Series A common stock (“LBTYA”), and LGI Series C common stock (“LBTYK”), whether vested or unvested, that were granted in 2007 or 2008 under our 2005 Incentive Plan and which have an exercise or base price that is greater than the 52-week high closing sale price of LBTYA and LBTYK, as applicable, on the expiration date for the Exchange Offer (each, an “Eligible Award”), for new stock appreciation rights with respect to shares of LBTYA and LBTYK (“New SARs”).
          LGI recognizes the affect the weakened global economy has had on the equity markets, including the price of our stock, and is providing this Exchange Offer so eligible participants have an opportunity to hold New SARs that over time may have a greater potential to increase in value, thereby creating better incentives to remain with us and contribute to the achievement of our long-term goals. If you elect to participate in the Exchange Offer, for every two Eligible Awards with the same grant date and for the same series of common stock you tender for exchange, you will receive one New SAR. New SARs will be granted under our 2005 Incentive Plan and will relate to the same series of common stock (either LBTYA or LBTYK) as the shares underlying the Eligible Awards tendered. Participation in the Exchange Offer is completely voluntary. We make no recommendations as to whether you should participate in the Exchange Offer, and recommend that you consult with your own advisors regarding your decision.
          The materials describing the Exchange Offer and the election form needed to submit your elections should you decide to participate are posted on a secure, external website (the “Exchange Offer Website”) at https://libertyglobal.equitybenefits.com. In order to participate in the Exchange Offer, you must do so through the Exchange Offer Website. The Exchange Offer Website displays the following information about your Eligible Awards:
•	Series of Stock

•	Original Grant Date

•	Grant Number

•	Exercise/Base Price per Share

•	Number of Eligible Awards

•	Number of New SARs exchangeable therefor

          In order to log onto the Exchange Offer Website, you must enter your UBS User ID and a temporary password (which will also be your UBS User ID). You will be required to change your password as soon as you log on and before you can access secure data.
          Once you have logged onto the Exchange Offer Website, you will be able to view the Exchange Offer information and other related documents by clicking on the specific document link. Click the “Make an Election” link to view the table that contains detailed information about each of your Eligible Awards. You have the option to indicate your decision to tender each grant of Eligible Awards by checking the “Yes” box in the “Exchange Eligible Awards” column. If you do not want to tender one or more of your Eligible Awards, mark the “No” box in the “Exchange Eligible Awards” column for that particular grant. If you do not mark the “Yes” box with respect to a grant of Eligible Awards, your election with respect to such grant of Eligible Awards will default to “No”. In that event, such Eligible Awards will not be exchanged, and you will not become entitled to the award of New SARs for those Eligible Awards. You may not tender only a portion of a grant of Eligible Awards with the same grant date and for the same series of stock (LBTYA or LBTYK). After reviewing your election, you will need to click on “Proceed to Confirmation” to go to the Liberty Global Election Form confirmation screen and select “I Agree” to submit your Election Form. Follow any further instructions and then proceed to print an Election Form confirmation.
          This offer is open until 11:59 p.m., Eastern Time, on June 16, 2009, (unless LGI decides to extend the offer) and is subject to a number of terms and conditions, which are described in the documents posted within the Exchange Offer Website, and filed with the Securities and Exchange Commission (“SEC”) and available on their website at www.sec.gov.
          If you reside in a country other than Ireland, the Netherlands, the United Kingdom or the United States, or if you are not able to submit your Election Form via the Exchange Offer Website as a result of technical failures, such as the Exchange Offer Website being unavailable or not accepting your Election Form, you must complete and sign a paper Election Form and (1) email a scanned or PDF copy to equity@lgi.com, (2) fax a scanned or PDF copy to Liberty Global, Inc. Human Resources Dept., ATTN: John Foley at 1-303-220-6639, or (3) deliver or send the signed copy by hand, registered mail or courier to: Liberty Global, Inc. Human Resources Dept., ATTN: John Foley, 12300 Liberty Blvd., Englewood, CO 80112.
          Any questions about the Exchange Offer, requests for assistance, or copies of any offering materials should be directed to any member of LGI’s equity administration team (John Foley, Nancy Egan, or Barbara Framsted) at 1-303-220-6600 or equity@lgi.com.